UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

LEAR CORPORATION
(Name of Issuer)

          Common Stock, $0.01 par value per share
(Title of Class of Securities)

521865204
(CUSIP Number)

           December 31, 2009
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[    ]           Rule 13d-1(b)

[    ]           Rule 13d-1(c)

 [ X ]           Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 13 Pages
Exhibit Index: Page 12

SCHEDULE 13G

CUSIP No.: 521865204	Page 2 of 13 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). ANCHORAGE CAPITAL MASTER OFFSHORE, LTD. 98-0418059
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	3,773,916 (1)
	6.	Shared Voting Power	0
	7.	Sole Dispositive Power	3,773,916 (1)
	8.	Shared Dispositive Power	0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,773,916 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 8.2% based on 45,776,822 shares outstanding as of November 12, 2009. (1)
12.	Type of Reporting Person: OO

(1) This amount consists of common stock and certain securities exercisable into the issuer’s common stock.  Reporting Persons have added 776,822 Shares (as defined herein) to the number of Shares outstanding based upon an amount of Shares that the Reporting Persons are entitled to obtain upon the exercise of warrants as per Rule 13d-3(d)(1)(i).

SCHEDULE 13G

CUSIP No.: 521865204	Page 3 of 13 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). GRF MASTER FUND, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	28,873 (2)
	6.	Shared Voting Power	0
	7.	Sole Dispositive Power	28,873 (2)
	8.	Shared Dispositive Power	0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,873 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 0.1% based on 45,003,920 shares outstanding as of November 12, 2009. (2)
12.	Type of Reporting Person: OO

(2) This amount consists of common stock and certain securities exercisable into the issuer’s common stock.  Reporting Persons have added 3,920 Shares (as defined herein) to the number of Shares outstanding based upon an amount of Shares that the Reporting Persons are entitled to obtain upon the exercise of warrants as per Rule 13d-3(d)(1)(i).

SCHEDULE 13G

CUSIP No.: 521865204	Page 4 of 13 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). ANCHORAGE ADVISORS, L.L.C. 20-0042271
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	3,802,789 (3)
	6.	Shared Voting Power	0
	7.	Sole Dispositive Power	3,802,789 (3)
	8.	Shared Dispositive Power	0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,802,789 (3)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 8.3% based on 45,780,742 shares outstanding as of November 12, 2009. (3)
12.	Type of Reporting Person: OO, IA

(3) This amount consists of common stock and certain securities exercisable into the issuer’s common stock.  Reporting Persons have added 780,742 Shares (as defined herein) to the number of Shares outstanding based upon an amount of Shares that the Reporting Persons are entitled to obtain upon the exercise of warrants as per Rule 13d-3(d)(1)(i).

SCHEDULE 13G

CUSIP No.: 521865204	Page 5 of 13 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). ANCHORAGE ADVISORS MANAGEMENT, L.L.C. 20-0042478
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	3,802,789 (3)
	6.	Shared Voting Power	0
	7.	Sole Dispositive Power	3,802,789 (3)
	8.	Shared Dispositive Power	0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,802,789 (3)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 8.3% based on 45,780,742 shares outstanding as of November 12, 2009. (3)
12.	Type of Reporting Person: OO, HC

(3) This amount consists of common stock and certain securities exercisable into the issuer’s common stock.  Reporting Persons have added 780,742 Shares (as defined herein) to the number of Shares outstanding based upon an amount of Shares that the Reporting Persons are entitled to obtain upon the exercise of warrants as per Rule 13d-3(d)(1)(i).

SCHEDULE 13G

CUSIP No.: 521865204	Page 6 of 13 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). ANTHONY L. DAVIS
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	3,802,789 (3)
	6.	Shared Voting Power	0
	7.	Sole Dispositive Power	3,802,789 (3)
	8.	Shared Dispositive Power	0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,802,789 (3)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 8.3% based on 45,780,742 shares outstanding as of November 12, 2009. (3)
12.	Type of Reporting Person: IN, HC

(3) This amount consists of common stock and certain securities exercisable into the issuer’s common stock.  Reporting Persons have added 780,742 Shares (as defined herein) to the number of Shares outstanding based upon an amount of Shares that the Reporting Persons are entitled to obtain upon the exercise of warrants as per Rule 13d-3(d)(1)(i).

SCHEDULE 13G

CUSIP No.: 521865204	Page 7 of 13 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). KEVIN M. ULRICH
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	3,802,789 (3)
	6.	Shared Voting Power	0
	7.	Sole Dispositive Power	3,802,789 (3)
	8.	Shared Dispositive Power	0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,802,789 (3)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 8.3% based on 45,780,742 shares outstanding as of November 12, 2009. (3)
12.	Type of Reporting Person: IN, HC

(3) This amount consists of common stock and certain securities exercisable into the issuer’s common stock.  Reporting Persons have added 780,742 Shares (as defined herein) to the number of Shares outstanding based upon an amount of Shares that the Reporting Persons are entitled to obtain upon the exercise of warrants as per Rule 13d-3(d)(1)(i).

Page 8 of 13 Pages

Item1(a).	Name of Issuer:

Lear Corporation (the “Issuer”).

Item1(b).	Address of Issuer’s Principal Executive Offices:

21557 Telegraph Road, Southfield, MI 48033

Item 2(a).	Name of Person Filing:

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i) Anchorage Capital Master Offshore, Ltd. ("Anchorage Offshore");

ii) GRF Master Fund, L.P. ("GRF Fund")

ii) Anchorage Advisors, L.L.C. ("Advisors");

iv) Anchorage Advisors Management, L.L.C. ("Management");

v) Anthony L. Davis ("Mr. Davis"); and

vi) Kevin M. Ulrich ("Mr. Ulrich").

This statement relates to Shares (as defined herein) held for the account of Anchorage Offshore and for GRF Fund.  Advisors is the investment advisor to Anchorage Offshore and to GRF Fund.  Management is the sole managing member of Advisors.  Mr. Davis is the President of Advisors and a managing member of Management, and Mr. Ulrich is the Chief Executive Officer of Advisors and the other managing member of Management.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is 610 Broadway, 6th Floor, New York, NY 10012.

Item 2(c).	Citizenship:

1) Anchorage Offshore is a Cayman Islands exempted company incorporated with limited liability;

2) GRF Fund is a Cayman Islands exempted company incorporated with limited liability;

3) Advisors is a Delaware limited liability company;

4) Management is a Delaware limited liability company;

5) Mr. Davis is a citizen of the United States of America; and

6) Mr. Ulrich is a citizen of Canada.

Page 9 of 13 Pages

Item 2(d).	Title of Class of Securities:

Common Stock, $0.01 par value per share (the “Shares”)

Item 2(e).	CUSIP Number:

521865204

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

This Item 3 is not applicable.

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned:

As of December 31, 2009, each of Advisors, Management, Mr. Davis and Mr. Ulrich may be deemed beneficial owner of 3,802,789 Shares.  This amount consists of: (A) 3,773,916 Shares held for the account of Anchorage Offshore; and (B) 28,873 Shares held for the account of GRF Fund.  These amounts also include Shares that the Reporting Persons may be deemed to own upon exercise of warrants as per Rule 13d-3(d)(1)(i).

As of February 10, 2010, each of Advisors, Management, Mr. Davis and Mr. Ulrich may be deemed beneficial owner of 3,112,889 Shares. This amount consists of: (A) 3,084,016 Shares held for the account of Anchorage Offshore; and (B) 28,873 Shares held for the account of GRF Fund. These amounts also include Shares that the Reporting Persons may be deemed to own upon exercise of warrants as per Rule 13d-3(d)(1)(i).

Item 4(b)	Percent of Class:

As of December 31, 2009, the number of Shares of which each of Advisors, Management, Mr. Davis and Mr. Ulrich may be deemed to be the beneficial owner constitutes approximately 8.3% based on the total number of Shares outstanding.  The number of Shares of which Anchorage Offshore may be deemed to be the beneficial owner constitutes approximately 8.2% based on the total number of Shares outstanding. (Based upon information provided by the issuer in Exhibit 99.1 to its report on Form 8-K filed on November 12, 2009, there were approximately 45,000,000 Shares outstanding as of the date of emergence from Chapter 11 bankruptcy proceedings, which we understand was November 9, 2009.  This number of Shares outstanding is also consistent with the number of Shares outstanding as reported by Bloomberg as of December 23, 2009.  Advisors, Management, Mr. Davis and Mr. Ulrich may be deemed to beneficially own 780,742 Shares upon the exercise of warrants and 611,211 Shares of preferred stock.  Pursuant to Rule 13d-3(d)(1)(i), 780,742 Shares which are entitled to be obtained upon the exercise of warrants have been added to the Issuer’s number of Shares outstanding, therefor totaling 45,780,742, as the number of Shares outstanding).

Item 4(c)	Number of Shares of which such person has:

Anchorage Offshore:

(i) Sole power to vote or direct the vote:	3,773,916

(ii) Shared power to vote or direct the vote:	0

(iii) Sole power to dispose or direct the disposition of:	3,773,916

(iv) Shared power to dispose or direct the disposition of:	0

GRF Fund:

(i) Sole power to vote or direct the vote:	28,873

(ii) Shared power to vote or direct the vote:	0

(iii) Sole power to dispose or direct the disposition of:	28,873

(iv) Shared power to dispose or direct the disposition of:	0

Advisors:

(i) Sole power to vote or direct the vote:	3,802,789

(ii) Shared power to vote or direct the vote:	0

(iii) Sole power to dispose or direct the disposition of:	3,802,789

(iv) Shared power to dispose or direct the disposition of:	0

Management:

(i) Sole power to vote or direct the vote:	3,802,789

(ii) Shared power to vote or direct the vote:	0

(iii) Sole power to dispose or direct the disposition of:	3,802,789

(iv) Shared power to dispose or direct the disposition of:	0

Page 10 of 13 Pages

Mr. Davis:

(i) Sole power to vote or direct the vote:	3,802,789

(ii) Shared power to vote or direct the vote:	0

(iii) Sole power to dispose or direct the disposition of:	3,802,789

(iv) Shared power to dispose or direct the disposition of:	0

Mr. Ulrich:

(i) Sole power to vote or direct the vote:	3,802,789

(ii) Shared power to vote or direct the vote:	0

(iii) Sole power to dispose or direct the disposition of:	3,802,789

(iv) Shared power to dispose or direct the disposition of:	0

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

See disclosure in Item 2 hereof.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below each of the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 11 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2010	ANCHORAGE CAPITAL MASTER OFFSHORE, LTD.

	By:	/s/ Kevin M. Ulrich
	Name:	Kevin M. Ulrich
	Title:	Director

Date: February 16, 2010	GRF MASTER FUND, L.P.

	By:	/s/ Kevin M. Ulrich
	Name:	Kevin M. Ulrich
	Title:	Director

Date: February 16, 2010	ANCHORAGE ADVISORS, L.L.C.

	By:	Anchorage Advisors Management, L.L.C., its Managing Member

	By:	/s/ Anthony L. Davis
	Name:	Anthony L. Davis
	Title:	Managing Member

Date: February 16, 2010	ANCHORAGE ADVISORS MANAGEMENT, L.L.C.

	By:	/s/ Anthony L. Davis
	Name:	Anthony L. Davis
	Title:	Managing Member

Date: February 16, 2010	ANTHONY L. DAVIS

/s/ Anthony L. Davis

Date: February 16, 2010	KEVIN M. ULRICH

/s/ Kevin M. Ulrich

Page 12 of 13 Pages

EXHIBIT INDEX

Ex.		Page No.

A	Joint Filing Agreement, dated February 16, 2010 by and among the Reporting Persons	13

Page 13 of 13 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Lear Corporation, dated as of February 16, 2010 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date: February 16, 2010	ANCHORAGE CAPITAL MASTER OFFSHORE, LTD.

	By:	/s/ Kevin M. Ulrich
	Name:	Kevin M. Ulrich
	Title:	Director

Date: February 16, 2010	GRF MASTER FUND, L.P.

	By:	/s/ Kevin M. Ulrich
	Name:	Kevin M. Ulrich
	Title:	Director

Date: February 16, 2010	ANCHORAGE ADVISORS, L.L.C.

	By:	Anchorage Advisors Management, L.L.C., its Managing Member

	By:	/s/ Anthony L. Davis
	Name:	Anthony L. Davis
	Title:	Managing Member

Date: February 16, 2010	ANCHORAGE ADVISORS MANAGEMENT, L.L.C.

	By:	/s/ Anthony L. Davis
	Name:	Anthony L. Davis
	Title:	Managing Member

Date: February 16, 2010	ANTHONY L. DAVIS

/s/ Anthony L. Davis

Date: February 16, 2010	KEVIN M. ULRICH

/s/ Kevin M. Ulrich